Exhibit 3.1

Execution Copy

CERTIFICATE OF DESIGNATIONS, PREFERENCES AND RIGHTS

OF

SERIES B PREFERRED STOCK

OF

GLASSBRIDGE ENTERPRISES, INC.

Pursuant to Section 151 of the General Corporation Law of the State of Delaware

GlassBridge Enterprises, Inc., a Delaware corporation (the “Corporation”), pursuant to the provisions of Sections 103 and 151 of the General Corporation Law of the State of Delaware, does hereby state and certify that pursuant to the authority vested in the Board of Directors of the Corporation (the “Board”) by the Amended and Restated Certificate of Incorporation of the Corporation (the “Restated Certificate”), the Board on September 22, 2023 duly adopted the following resolutions creating a series of Preferred Stock designated as Series B Preferred Stock:

RESOLVED, that, pursuant to the authority vested in the Board in accordance with the provisions of its Restated Certificate, a series of Preferred Stock of the Corporation be and hereby is created, and that the designation and amount thereof and the voting powers, preferences and relative and other special rights of the shares of such series, and the qualifications, limitations or restrictions thereof are as follows:

Section 1. Designation and Amount. The shares of such series shall be designated as “Series B Preferred Stock” and the number of shares constituting such series is 100,000, each having a par value of one penny ($0.01). The number of shares of Series B Preferred Stock may be decreased by resolution of the Board; provided that no decrease shall reduce the number of shares of Series B Preferred Stock to a number less than the number of shares then outstanding plus the number of shares reserved for issuance pursuant to that certain Stock Purchase Agreement to be dated on or about September 22, 2023 (the “Purchase Agreement”), by and between the Corporation and Tacora Capital, LP (“Tacora”). The purchase price per share of Series B Preferred Stock shall equal One Thousand Dollars ($1,000) (the “Per Share Purchase Price”).

Section 2. Dividends and Distributions.

(A) The holders of shares of Series B Preferred Stock shall be entitled to receive, when, as and if declared by the Board out of funds legally available for the purpose, cumulative, non-compounding annual dividends in an amount per share of Series B Preferred Stock equal to (i) from the date hereof until the date that is forty-eight months after the last day of the month in which all shares of Series B Preferred Stock available for issuance to Tacora under the Purchase Agreement have been issued (such date, the “Dividend Increase Date”), eight percent (8%) per annum of the Per Share Purchase Price and (ii) from and after the Dividend Increase Date, fifteen and one-half percent (15.5%) per annum of the Per Share Purchase Price.

(B) The Corporation shall declare and pay dividends on the Series B Preferred Stock in such amounts as set forth in Section 2(A) annually in cash on the last day of each calendar year (pro-rated, as applicable, for any portion of a full calendar year) or at such other times during the year that the Corporation determines (the “Preferred Dividend”); provided that, at the election of the Board, such dividends may be accrued.

Section 3. Voting Rights. Except as otherwise provided herein or required by law, the holders of shares of Series B Preferred Stock shall have no voting rights, and their consent shall not be required for taking any corporate action.

Section 4. Certain Restrictions. Whenever the Preferred Dividend or other dividends or distributions declared and payable on the Series B Preferred Stock as provided in Section 2 are in arrears, thereafter and until all accrued and unpaid dividends and distributions, whether or not declared, on shares of Series B Preferred Stock outstanding shall have been paid in full, the Corporation shall not: declare or pay dividends on, make any other distributions on, or redeem or purchase or otherwise acquire for consideration any shares of capital stock of the Corporation.

Section 5. Redemption.

(A) At the election of the Corporation, the issued and outstanding shares of Series B Preferred Stock are redeemable, in full or in part, at any time and from time to time, for an aggregate amount equal to the product of (i) the Per Share Purchase Price multiplied by the number of shares of Series B Preferred Stock then being redeemed, plus all accrued and unpaid dividends on each share of Series B Preferred Stock being redeemed (the “Per Share Redemption Price”; and the aggregate amount payable for all shares then being redeemed, the “Redemption Price”); provided that, if fewer than all outstanding shares of Series B Preferred Stock are being redeemed, the Corporation shall redeem such shares on a pro rata basis from all holders thereof; and provided further that the Corporation shall redeem all shares of Series B Preferred Stock that remain issued and outstanding on the sixth (6th) anniversary of the Initial Closing Date (as defined in the Purchase Agreement) (the “Required Redemption Date”) for an amount equal to the Redemption Price.

(B) In order to redeem shares of Series B Preferred Stock, the Corporation shall deliver to the holders thereof written notice of the redemption thereof (the “Redemption Notice”), which Redemption Notice shall set forth (i) the number of shares of Series B Preferred Stock that the Corporation is redeeming, including the number of such shares being redeemed from each holder thereof, (ii) the date on which such shares of Series B Preferred Stock will be redeemed, which shall be no later than thirty (30) days after the date of the Redemption Notice (the “Redemption Date”), (iii) the Per Share Redemption Price, including the amount of the Redemption Price payable to each holder of shares of Series B Preferred Stock, and (iv) if such shares are in certificated form, the manner and place where the holder thereof shall surrender such shares to the Corporation (it being understood that such shares shall be deemed to have been redeemed and cancelled upon payment of the applicable aggregate Per Share Redemption Price to the applicable shareholder whether or not such shareholder surrenders such shares to the Corporation).

(C) Unless prohibited by Delaware law governing distributions to stockholders, the Corporation shall pay the applicable Redemption Price in full not more than thirty (30) days after delivery by the Corporation of the Redemption Notice, by, at the election of the Corporation, either (i) wire transfer of immediately available funds to an account designated by each holder of shares of Series B Preferred Stock being redeemed or (ii) check delivered to the shareholder at its address in the Corporation’s records. Upon delivery of a Redemption Notice, the Corporation shall reserve cash and other assets sufficient to pay the Redemption Price on the Redemption Date.

2

(D) If on any Redemption Date Delaware law governing distributions to stockholders prevents the Corporation from redeeming all shares of Series B Preferred Stock to be redeemed on such Redemption Date, the Corporation shall ratably redeem the maximum number of shares that it may redeem consistent with such law and shall redeem the remaining shares as soon as it may lawfully do so under such law.

(E) On or before the applicable Redemption Date, each holder of shares of Series B Preferred Stock to be redeemed on such Redemption Date shall, if a holder of shares in certificated form, surrender the certificate or certificates representing such shares (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit) to the Corporation, in the manner and at the place designated in the Redemption Notice, and, thereupon, the Redemption Price for such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof. In the event less than all of the shares of Series B Preferred Stock represented by a certificate are redeemed, a new certificate, instrument, or book entry representing the unredeemed shares of Series B Preferred Stock shall promptly be issued to such holder.

(F) If any shares of Series B Preferred Stock have not redeemed for any reason on or before the Required Redemption Date, such unredeemed shares shall remain outstanding and continue to be entitled to all the rights and preferences provided herein and, until such shares are redeemed, the Corporation shall pay interest on the Redemption Price applicable to such unredeemed shares at an aggregate per annum rate equal to one percent (1.00%) (increasing by one percent (1.00%) each month following the Redemption Date until the Redemption Price, and any interest thereon, is paid in full), with such interest to accrue daily in arrears and be compounded annually; provided that in no event shall such interest exceed the maximum permitted rate of interest under applicable law (the “Maximum Permitted Rate”). In the event any provision hereof would result in the rate of interest payable hereunder being in excess of the Maximum Permitted Rate, the amount of interest required to be paid hereunder shall automatically be reduced to eliminate such excess; provided, however, that any subsequent increase in the Maximum Permitted Rate shall be retroactively effective to the applicable Redemption Date to the extent permitted by law.

(G) Any shares of Series B Preferred Stock purchased or otherwise acquired by the Corporation in any manner whatsoever shall be automatically and immediately retired and cancelled after the redemption thereof and shall not be reissued, sold or transferred as Series B Preferred Stock; provided that such shares may remain authorized shares (undesignated) of Preferred Stock under the Restated Certificate. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Series B Preferred Stock following redemption or acquisition thereof.

Section 6. Liquidation, Dissolution or Winding Up.

(A) Upon any liquidation (voluntary or otherwise), dissolution, or winding up of the Corporation or any other Deemed Liquidation Event (defined below), no distribution shall be made to the holders of shares of any other series or class of stock of the Corporation unless, prior thereto, the holders of shares of Series B Preferred Stock shall have received an amount equal to the Per Share Purchase Price for each share of Series B Preferred Stock held by them, plus an amount equal to all accrued and unpaid dividends and distributions thereon, whether or not declared, to the date of such payment (the “Series B Liquidation Preference”). Following the payment of the full amount of the Series B Liquidation Preference, no additional distributions shall be made to the holders of shares of Series B Preferred Stock. In the event that there are not sufficient assets available to permit payment in full of the Series B Liquidation Preference, then all assets of the Corporation shall be distributed ratably to the holders of the Series B Preferred Stock. Following the payment of the full amount of the Series B Liquidation Preference, the holders of shares of Common Stock shall receive their ratable and proportionate share of the remaining assets of the Corporation to be distributed.

3

(B) In the event, however, that there are not sufficient assets available to permit payment in full of the Series B Liquidation Preference and the liquidation preferences of all other series of Preferred Stock, if any, which rank on a parity with the Series B Preferred Stock, then such remaining assets shall be distributed ratably to the holders of the Series B Preferred Stock and such parity shares in proportion to their respective liquidation preferences.

(C) If any assets of the Corporation distributed to stockholders in connection with any liquidation, dissolution or winding up of the Corporation or any Deemed Liquidation Event are other than cash, cash equivalents or Marketable Securities (as defined below), then the value of such assets shall be their fair value as determined in good faith by the Board, including the approval of the Tacora Directors (as defined in the Purchase Agreement). For purposes hereof, “Marketable Securities” means (i) common stock, common units or other common equity interests approved for listing on the New York Stock Exchange or the Nasdaq Stock Market of an issuer (a “Qualified Issuer”) having a market value of its equity interests owned by non-affiliates in excess of $250,000,000 that are freely tradeable by non-affiliates of such Qualified Issuer and (ii) debt securities of a Qualified Issuer.

(D) Each of the following events shall be considered a “Deemed Liquidation Event” unless the holders of at least a majority of the outstanding shares of Series B Preferred Stock elect otherwise by written notice sent to the Corporation at least twenty (20) days prior to the effective date of any such event: (i) a merger or consolidation (a) in which the Corporation is a constituent party or (b) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or (ii) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or a series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole (including, without limitation, via a sale or disposition (whether by merger, consolidation or otherwise) of any subsidiaries of the Corporation), except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

4

Section 7. Ranking. The Series B Preferred Stock shall rank senior to all other series of the Corporation’s Preferred Stock, including the Series A Participating Preferred Stock, par value one penny ($0.01) per share, of the Corporation, as to the payment of dividends and the distribution of assets, unless the terms of any such series shall provide otherwise.

Section 8. Series B Protective Provisions. Notwithstanding Section 3, at any time when any shares of Series B Preferred Stock are outstanding, none of the bylaws of the Corporation, the Restated Certificate or this Certificate of Designation shall be amended without the affirmative vote of the holders of a majority of the outstanding shares of Series B Preferred Stock, voting separately as a class. In furtherance of the forgoing and notwithstanding Section 3, for so long as at least fifty percent (50%) of the shares of Series B Preferred Stock issued under the Purchase Agreement remain outstanding, the Corporation shall not, without the prior written consent of the holders of a majority of the outstanding shares of Series B Preferred Stock:

(A) increase or decrease the authorized number of shares of Series B Preferred Stock (except for decreases in connection with a redemption of shares of Series B Preferred Stock contemplated by Section 5) or issue additional shares of Series B Preferred Stock except in accordance with the Purchase Agreement;

(B) create, or authorize the creation of, or issue or obligate itself to issue shares of any additional class or series of capital stock that is pari pasu or senior to the Series B Preferred Stock;

(C) reclassify, alter or amend any existing security of the Corporation in respect of the distribution of assets on the liquidation, dissolution or winding up of the Corporation in any way that would reasonably be expected to adversely impact the amount distributable to the holders of the Series B Preferred Stock upon such liquidation, dissolution or winding up of the Corporation;

(D) liquidate, dissolve or wind-up the business and affairs of the Corporation or effect any merger, consolidation or other Deemed Liquidation Event if the holders of shares of Series B Preferred Stock would receive in the aggregate an amount less than the Series B Liquidation Preference; or

(E) purchase or redeem or pay or declare any dividend or make any distribution on any shares of capital stock of the Corporation other than on shares of Series B Preferred Stock as contemplated hereby and other than pursuant to the Equity Incentive Plan (as defined in the Purchase Agreement).

Section 9. Waiver. At any time any shares of Series B Preferred Stock are issued and outstanding, any of the rights, powers, preferences and other terms of the Series B Preferred Stock set forth herein may be waived on behalf of all holders of the Series B Preferred Stock by the affirmative written consent or vote of the holders of at least a majority of the shares of Series B Preferred Stock then outstanding.

Section 10. Fractional Shares. Series B Preferred Stock may be issued in fractions of a share which shall entitle the holder, in proportion to such holder’s fractional shares, to exercise voting rights, receive dividends, participate in distributions and to have the benefit of all other rights of holders of Series B Preferred Stock.

Section 11. Notices. Any notice required to be given to the holders of the Series B Preferred Stock shall be deemed given if deposited in the United States mail, postage prepaid, and addressed to each holder of record at such holder’s address appearing on the books of the Corporation.

[Signature appears on the following page]

5

IN WITNESS WHEREOF, this Certificate of Designations, Preferences and Rights is executed on behalf of the Corporation by its duly authorized officer on September 22, 2023.

GLASSBRIDGE ENTERPRISES, INC.

By:	/s/ Daniel Strauss
Name:	Daniel Strauss
Title:	Chief Executive Officer

[Signature page to Certificate of Designation]